Exhibit (a)(1)(K)

December 17, 2012

To the Holders of Original Warrants:

Please note that, due in part to the need to offer additional processing time to certain holders of Original Warrants who have notified us that they intend to exercise their Original Warrants, we have decided to extend the expiration date for our pending offer to amend and exercise the warrants to purchase an aggregate of 14,510,928 shares of common stock, including: (i) outstanding warrants to purchase 1,500,000 shares of the Organovo’s common stock issued to investors participating in the Company’s bridge financing completed in November 2011 (the “Bridge Warrants”); (ii) outstanding warrants to purchase 11,653,678 shares of Organovo’s common stock issued to investors participating in Organovo’s private placement financings closed on February 8, 2012, February 29, 2012 and March 16, 2012 (the “Investor Warrants”); and (iii) outstanding warrants to purchase 1,357,250 shares of Organovo’s common stock issued to investors in Organovo’s private placement transactions completed in 2011 (the “Private Warrants” and collectively with the Bridge and Investor Warrants, the “Original Warrants”), pursuant to which the Original Warrants will be amended (the “Offer to Amend and Exercise”). All terms used herein shall have the same meaning as the Offer to Amend and Exercise, as amended to date.

The Offer to Amend and Exercise which was previously scheduled to expire today, Monday, December 17th at 5:00 p.m. Pacific Time — will now remain open until Friday, December 21st at 5:00 p.m. Pacific Time.

In order to participate in the Offer to Amend and Exercise, your acceptance and exercise documents must be submitted and received by us by this new deadline. Any withdrawals of previous elections must also be submitted and received by us by this time. If you have already submitted your election form, unless you wish to withdraw, no further action is necessary.

We are also shortening the lock-up period that will contractually restrict the ability of holders of shares issuable upon exercise of the Amended Warrants to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of such shares. Previously, we were requiring a twenty (20) day lock-up period after the expiration date of the Offer to Amend and Exercise. The lock-up period will now expire at 5:00 p.m. Pacific Time on January 3, 2013.

In addition, we are also making a minor clarification with respect to the applicable withdrawal procedures should you desire to withdraw your Original Warrants from the Offer to Amend and Exercise. Previously, we had informed you that you may change your mind and submit a Notice of Withdrawal after January 16, 2013, if your acceptance and exercise documents had not been accepted prior to January 16, 2013. The references to January 16, 2013 in the Offer to Amend and Exercise documents were erroneous and have been changed in each instance to January 15, 2013.

As of 1:00 p.m. Pacific Time on Monday, December 17, 2012, the following Original Warrants had been amended and exercised by their Holders pursuant to the Offer to Amend and Exercise: 464,000 Bridge Warrants; 7,067,427 Investor Warrants; and 365,750 Private Warrants.

The Offer to Amend and Exercise is subject to the terms and conditions described in the offering materials, and we urge you to read the Offer to Amend and Exercise and the other documents governing the Offer to Amend and Exercise. If you have any question or need assistance, you should contact Aegis Capital Corp., the Warrant Agent at:

810 7th Avenue, 18th Floor

New York, NY 10019

Attention: Adam K. Stern

Head of Private Equity Banking

(646) 502-2401

If you need additional copies of any of the offering materials please contact the Company at:

6275 Nancy Ridge Drive

San Diego, California 92121

Attention: Corporate Secretary

(858) 550-9994

As always, thank you for your continued commitment and support.

Very truly Yours,

/s/ Keith Murphy

Organovo Holdings, Inc.

Keith Murphy

Chief Executive Officer and President